ROGERS, SHAW AND QUEBECOR TO CLOSE PRO-COMPETITIVE TRANSACTIONS

Companies Welcome Approval by Minister of Innovation, Science and Industry for the Transfer of Shaw’s Spectrum Licenses to Videotron

Extend outside date of closing the transactions to April 7, 2023

TORONTO, CALGARY and MONTREAL March 31, 2023 – After receiving federal government approval, Rogers Communications Inc., Shaw Communications Inc., and Quebecor Inc. announced today that they plan to close the pro-competitive transactions expeditiously.

The three companies, along with the Shaw Family Living Trust, have agreed to extend the outside date of the acquisition of Freedom Mobile by Videotron Ltd., a wholly-owned subsidiary of Quebecor (the “Freedom Transaction”) and the closing of the merger of Rogers and Shaw (the “Rogers-Shaw Merger”) to April 7, 2023 and expect the transactions to close by that date.

The announcement follows approval of the transfer of Shaw’s wireless spectrum licences to Videotron by the Minister of Innovation, Science and Industry. This was the final regulatory approval required to enable the Freedom Transaction and the Rogers-Shaw Merger (the “Transactions”).

The Transactions have now received all required shareholder and regulatory approvals and remain subject to customary closing conditions.

Transactions Update:

On January 24, 2023, the Federal Court of Appeal dismissed the appeal by the Commissioner of Competition (the “Commissioner”) of the December 31, 2022, decision of the Competition Tribunal. The Tribunal had rejected the Commissioner’s challenge of the Freedom Transaction and the subsequent Rogers-Shaw Merger.

In addition to the decisions of the Federal Court of Appeal and the Competition Tribunal, the Rogers-Shaw Merger has already been approved by the common shareholders of Shaw and the Court of King’s Bench of Alberta, and the transfer of Shaw’s broadcasting licences to Rogers has been approved by the Canadian Radio-television and Telecommunications Commission.

Caution Regarding Forward Looking Information

This news release includes “forward-looking information” within the meaning of applicable securities laws, including, without limitation, statements about the expected completion of both the Freedom Transaction and the Rogers-Shaw Merger and the anticipated timing for closing of the Transactions and the anticipated benefits and effects of the Rogers-Shaw Merger or the Freedom Transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers, Shaw or Quebecor to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw Merger will not be completed in the expected timeframe or at all; the outcome and timing of potential litigation associated with the Rogers-Shaw Merger or the Freedom Transaction; the inability to realize the anticipated benefits of the Freedom Transaction and the Rogers-Shaw Merger in the expected time frame or at all. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact each of Rogers, Shaw or Quebecor can also be found in its public reports and filings, which are available under their respective profiles, as applicable, at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw Merger, and their expected timing. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw Merger is subject to certain closing conditions, termination rights and other risks and uncertainties. There can be no assurance that such closing conditions will be satisfied or that the Freedom Transaction or the Rogers-Shaw Merger will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw Merger could be modified, restructured or terminated. There can also be no assurance that the outside date of the Rogers-Shaw Merger will be further extended by the parties, or that the outside date of the Freedom Transaction will be extended by the parties to the extent necessary to permit closing of either transaction to occur.

All statements containing forward-looking information are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. None of Rogers, Shaw or Quebecor is under any obligation (and each of Rogers, Shaw and Quebecor expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com or investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, NYSE - SJR, and TSXV - SJR.A). For more information, please visit www.shaw.ca.

About Quebecor Inc.

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

For more information:

Rogers Media contact

media@rci.rogers.com

1-844-226-1338

Rogers Investor Relations contact

investor.relations@rci.rogers.com

1-844-801-4792

Shaw Media Relations contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Investor Relations contact

investor.relations@sjrb.ca

Quebecor Inc. Media contact

medias@quebecor.com

Quebecor Inc. Investor Relations contact

Hugues Simard, Chief Financial Officer

hugues.simard@quebecor.com